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SEC FILE NUMBER
8-68722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equilibrium Capital Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

411 NW Park Ave, Suite 401
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Celeste Moye	415-672-0559	celestecpa@comcast.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Pkwy, Suite 300	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____William C. Campbell_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Equilibrium Capital Services, LLC_____, as of _____december 31_____, 2022 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL STAMP
Gabrielle Elena Socolofsky
NOTARY PUBLIC - OREGON
COMMISSION NO. 1027823
MY COMMISSION EXPIRES August 30. 2026

Signature: _William C. Campbell_____

Title: _CEO, and CEO_____

_Gabrielle Socolofsky_____
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Equilibrium Capital Services, LLC

Report Pursuant to Rule 17a-5(d)

For the Year Ended December 31, 2022

Table of Contents

 MOSS ADAMS

Report of Independent Registered Public Accounting Firm

The Member
Equilibrium Capital Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equilibrium Capital Services, LLC (the Company) as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 14, 2023

We have served as the Company's auditor since 2018.

1

Equilibrium Capital Services, LLC
Statement of Financial Condition
December 31, 2022

ASSETS		
Cash	$	1,467,503
Prepaid expense		13,688
Total assets	$	1,481,191
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	3,870
Payable to related party, net		4,755
Total liabilities		8,625
Member's equity		1,472,566
Total liabilities and member's equity	$	1,481,191

The accompanying notes are an integral part of these financial statements.

Equilibrium Capital Services, LLC
Statement of Income
For the Year Ended December 31, 2022

REVENUES		
Intercompany advisory services	$	1,560,000
Interest income		50
Total revenues		1,560,050
EXPENSES		
Employee compensation and benefits		1,217,163
Occupancy		117,415
Professional fees		67,548
Regulatory expenses		19,728
Other operating expenses		2,511
Total expenses		1,424,365
Net income	$	135,685

The accompanying notes are an integral part of these financial statements.

Equilibrium Capital Services, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2022

	Member's Equity
Balance at December 31, 2021	$ 1,336,881
Member's distributions	-
Net income	135,685
Balance at December 31, 2022	$ 1,472,566

The accompanying notes are an integral part of these financial statements.

Equilibrium Capital Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$	135,685
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) Decrease in assets:		
Prepaid expense		1,251
Increase (Decrease) in liabilities:		
Accounts payable and accrued expenses		(800)
Payable to related party		(46,951)
Net cash provided by operating activities		89,185
NET CHANGE IN CASH		89,185
Cash at beginning of year		1,378,318
Cash at end of year	$	1,467,503

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Equilibrium Capital Services, LLC (the "Company") was organized in the State of Oregon on October 1, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Equilibrium Capital Group, LLC (the "Member").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including private placements, merger and acquisitions advisory services, and broker selling tax shelters or limited partnerships. For the year ended December 31, 2022, the Company's income was derived primarily from advisory services revenue performed in connection with capital raising for the Member and its affiliated funds and vehicles.

Under its membership agreement with FINRA and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts. Other than fixed fee merger and acquisition advisory services provided to the Member, the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

Summary of Significant Accounting Policies

Presentation – The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company charges fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned and per the fee schedule stipulated in the Member's or client's engagement contracts. For the year ended December 31, 2022, the Company's only revenue producing contracts were with its Member – see Note 3. The Company performs services for its customers on an ongoing basis; accordingly the Company satisfies its performance obligations each month and thus recognizes its service fee on a monthly basis.

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company did not have any receivables from contracts with customers or deferred revenue as of December 31, 2022.

Economic conditions that may affect the Company's performance primarily include the general economic and market conditions in the United States, specifically in the agriculture infrastructure, wastewater, energy facilities, and permanent crops industries.

Private Placement Agreement – The Company has a private placement agreement with a third party and is entitled to earn a residual placement fee equal to a percentage of future equity commitments investors make to any fund, special purpose entity, collective investment vehicle, or similar entity that is advised or managed by the third party or any of its affiliates, or any person

of which 10% or more of the securities having ordinary voting power for election of directors are directly or indirectly owned by the third party or any of its affiliates. The Company records a receivable and recognizes revenue when the private placement agreement for an equity commitment has been signed. The Company did not earn a residual placement fee during the year ended December 31, 2022.

Cash – The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. The Company maintains the majority of its cash balance on deposit with one Federal Deposit Insurance Corporation ("FDIC") insured financial institution. At times, these deposits may be in excess of federally insured limits.

Commitments and Contingencies – The Company had no commitments nor contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2022, or during the year then ended.

Guarantees – Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2022, or during the year then ended.

Recently Issued Accounting Standards

For the year ended December 31, 2022, various Accounting Standard Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

2. INCOME TAXES

The operations of the Company are included in the consolidated federal and state income tax return filed by the Member. The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company is engaged by its Member to perform capital raising activities for the Member and its affiliated funds and vehicles whereby the Member pays a monthly fee to the Company in consideration for these services. These services include, but are not limited to, reviewing and planning financing needs, performing due diligence, and executing on certain capital raising transactions as defined in the agreement. For the year ended December 31, 2022, advisory services earned by the Company with respect to this engagement with its Member totaled $1,560,000.

The Company has an expense sharing agreement with its Member whereby the Company pays a monthly reimbursement in

consideration for certain expenses paid on the Company's behalf. These expenses include personnel, rent, and other administrative services. For the year ended December 31, 2022, expenses incurred by the Company with respect to the expense sharing agreement with its Member totaled $1,334,578.

Intercompany receivable due from its Member relating to the monthly retainer is $0 and intercompany expense share due to its Member is $4,755, leaving a net payable to a related party of $4,755 at December 31, 2022.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $1,458,878 which was $1,453,878 more than its required net capital of $5,000. The Company's ratio of aggregate indebtedness (of $8,625) to net capital was 0:01 to 1.

6. SUBSEQUENT EVENTS

The Company has reviewed events that have occurred after December 31, 2022 through February 14, 2023, the date the financial statements were available to be issued. During this period, no subsequent events occurred that require recognition or disclosure in the financial statements.

Equilibrium Capital Services, LLC
Schedule I – Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2022

Computation of net capital

Member's equity		$	1,472,566
Less: Non-allowable assets			
Prepaid expenses	$	(13,688)	
Total non-allowable assets			(13,688)
Net capital			1,458,878

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness		575	
Minimum net capital required		575	
Minimum dollar net capital required		5,000	
Net capital required (greater of above)			(5,000)
Excess net capital		$	1,453,878
Aggregate indebtedness		$	8,625
Ratio of aggregate indebtedness to net capital			0.01 : 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022

Equilibrium Capital Services, LLC
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers under Rule 15C3-3 of the Securities and Exchange Commission
As of December 31, 2022

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Therefore the Company is not required to present the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 of the Securities and Exchange Commission.

Equilibrium Capital Services, LLC

Report of Independent Registered Public

Accounting Firm on Equilibrium Capital Services, LLC's

Exemption Report

For the Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm

The Member
Equilibrium Capital Services, LLC

We have reviewed management's statements, included in the accompanying Equilibrium Capital Services, LLC's (the Company) Exemption Report (the exemption report), in which:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) The Company states the Company is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

   • The Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and

   • The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
February 14, 2023



Exemption Report as contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions

Equilibrium Capital Services, LLC's Exemption Report

Equilibrium Capital Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

Equilibrium Capital Services, LLC

I, William Campbell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: Chief Compliance Officer, Equilibrium Capital Services, LLC

February 14, 2023

Date

Report of Independent Registered Public Accounting Firm

The Member
Equilibrium Capital Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Equilibrium Capital Services, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of Equilibrium Capital Services, LLC has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting Equilibrium Capital Services, LLC and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by Equilibrium Capital Services, LLC to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on Equilibrium Capital Services, LLC's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Equilibrium Capital Services, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Equilibrium Capital Services, LLC and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 14, 2023

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended DEC 31, 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68722 FINRA DEC

EQUILIBRIUM CAPITAL SERVICES LLC
411 NW PARK AVE, SUITE 401
PORTLAND, OR 97209-2903

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CELESTE MOYE 415-672-0559

2. A. General Assessment (item 2e from page 2) $ 2,340

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,170)

JULY 19, 2022
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,170

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,170

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 1,170

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EQUILIBRIUM CAPITAL SERVICES, LLC
(Name of Corporation, Partnership or other organization)

Celeste Moye
(Authorized Signature)

Dated the 27 day of January, 20 23.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __JAN 1, 2022__
and ending __DEC 31, 2022__

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____1,560,050_____

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

    (2) Net loss from principal transactions in securities in trading accounts. _____

    (3) Net loss from principal transactions in commodities in trading accounts. _____

    (4) Interest and dividend expense deducted in determining item 2a. _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

    (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

    (2) Revenues from commodity transactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    _____ _____

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii) _____

        Total deductions _____

2d. SIPC Net Operating Revenues $ _____1,560,050_____

2e. General Assessment @ .0015 $ _____2,340_____

    (to page 1, line 2.A.)